

July 26, 2007

<u>**Via Facsimile (212) 245-3009 and U.S. Mail**</u>

Jeffrey S. Tullman, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, NY 10019

> Re: **Crown Crafts, Inc.**
> **Revised Definitive Proxy Statement on Schedule 14A filed by**
>   **Wynnefield Partners Small Cap Value, L.P. et. al.**
> **Filed July 25, 2007**
> **File No. 001-07604**

Dear Mr. Tullman:

   We have reviewed the above-referenced filing and have the following comment.

1.   It has come to our attention that certain beneficial owners of securities of Crown Crafts have received a proxy card through which you are seeking authority to vote for the election of Mr. Randall Chestnut, a company nominee, despite Mr. Chestnut not appearing to be a bona fide nominee of the Wynnefield Group. We note Mr. Chestnut is named on the card along with your nominees and that the card is different from the card filed with your definitive proxy statement. Please give us your detailed legal analysis of how the proxy card delivered to certain beneficial owners complies with the bona fide nominee provisions of Rule 14a-4(d).

   Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

   Sincerely,

   Daniel F. Duchovny
   Special Counsel
   Office of Mergers and Acquisitions